Exhibit 99.1

Press release

Biophytis strengthens its management team

•	Appointment of Chiara Baccelli as Director of Pharmaceutical Operations and Quality Assurance

•	Appointment of Nicolas Fellmann as Chief Financial Officer

Paris (France), Cambridge (Massachusetts, United States) May 2, 2023 – 08:00 AM CET – Biophytis SA (NasdaqCM: BPTS, Euronext Growth Paris: ALBPS) (the “Company” or “Biophytis”), a clinical-stage biotechnology company specialized in the development of therapeutics that slow the degenerative processes associated with aging, including severe respiratory failure in patients suffering from COVID-19, announces today the strengthening of its management team with the appointment of Chiara Baccelli to the newly created position of Director of Pharmaceutical Operations and Quality Assurance and the upcoming arrival of Nicolas Fellmann as Chief Financial Officer as of 22 May 2022. He will replace Philippe Rousseau who is leaving the company to pursue other projects.

Stanislas Veillet, CEO of Biophytis, said: "As we move forward to placing Sarconeos (BIO101) on market, we are pleased to strengthen our Management Committee by welcoming Chiara as Director of Pharmaceutical Operations and Quality Assurance. She brings over 20 years of diverse experience in the production of pharmaceutical products in both the pharmaceutical and biotechnology industries. Nicolas, on his side, brings a strong knowledge of the pharma and biotech sectors and key skills in financing, M&A, commercial transactions and partnerships, as well as management of listed companies, we are thrilled to welcome him.”

Chiara Baccelli, PharmD, PhD, MBA, holds more than 20 years of experience in the development and production of pharmaceutical products, especially from natural origins. After a first experience in academic research, Chiara has worked during her career for UCB in Belgium, for the French group Delpharm, the company Bioprojet and also for the consulting firm IDD in France in collaboration with large pharmaceutical groups such as Boehringer Ingelheim, Ipsen, Sanofi, Nemera, Harmony Bioscience. She has covered different roles around the development of innovative products, from CMC to Quality Assurance and Control, Industrialization and Regulatory Affairs. She holds a PharmD from the University of Pisa in Italy, a PhD in Pharmaceutical and Biomedical Sciences from the Catholic University of Leuven in Belgium and a MBA in Innovation and Strategy from IRIIG in Lyon.

Nicolas Fellmann holds more than 30 years of experience in finance and healthcare. Before joining Biophytis in the coming weeks, Nicolas was Chief Financial Officer of BioAlliance Pharma and then of Onxéo, a company listed on the Paris Stock Exchange and Nasdaq Copenhagen. He worked for more than 10 years in financial functions at Pfizer in France after starting his career as an auditor at Ernst&Young. Nicolas Fellmann is a graduate of EM Lyon Business School.

Press release

Besides, for personal reasons, Mr. Dimitri Bastis has decided to resign as member of the Company’s Board of Directors.

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19. Sarconeos (BIO101), our lead molecule drug candidate, administered orally, has completed a Phase 2 clinical trial as a treatment for sarcopenia in the United States and Europe (SARA-INT) with positive results. Biophytis is currently in discussions with regulatory authorities to initiate a Phase 3 study. Sarconeos has also obtained positive results from a Phase 2-3 clinical trial (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America and the United States, and has initiated the regulatory process to obtain early access in France and conditional marketing authorization in Europe and the US. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD). The Company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS – ISIN: US09076G1040). For more information visit www.biophytis.com

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face" section from the Company's 2022 Annual Report on Form 20-F available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis Contact for Investor Relations

Investors@biophytis.com

Media Contacts

Antoine Denry : antoine.denry@taddeo.fr – +33 6 18 07 83 27
Agathe Boggio : agathe.boggio@taddeo.fr - +33 7 62 77 69 42